ExpressJet Holdings, Inc.
700 North Sam Houston Parkway West
Suite 200
Houston, Texas 77067

November 19, 2008

Ms. Beverly A. Singleton
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:  Response to comments on ExpressJet Holdings, Inc. Item 4.01 Form 8-K, Filed November 10, 2008

File No. 001-31300

Dear Ms. Singleton:

We received your letter dated November 14, 2008.  We have reviewed your comments and offer our response below.  Your comment is highlighted in bold below followed by our response.

Item 4.01 Changes in Registrant’s Certifying Accountants

1.         Please amend your filing in its entirety to specifically disclose in the first paragraph whether Ernst & Young LLP will continue as your independent registered public accounting firm for your fiscal year ending December 31, 2008.  Also, if true, please clarify that Ernst & Young LLP will be dismissed effective with their completion of the audit of the December 31, 2008 annual financial statements.  An Exhibit 16.1 letter should be filed with the amended Item 4.01 Form 8-K indicating whether or not they agree with your revised disclosures.  The amendment should be filed as soon as possible.

Response.    Although we requested the Exhibit 16.1 letter from Ernst & Young LLP prior to the filing of our original Item 4.01 Form 8-K, the letter was not received in time for the filing deadline.  Per your request, we have filed an amended Item 4.01 Form 8-K/A, attached, which clarifies the statements as requested and includes the letter.  As you can see from the letter, Ernst & Young LLP is in agreement with our disclosures.

At Completion of the December 31, 2008 Audit

2.         Further, upon the filing of your December 31, 2008 Annual Report on Form 10-K, please file an additional amendment to the Item 4.01 Form 8-K disclosing that your auditor-client relationship with Ernst & Young LLP has effectively ceased.  The amendment should indicate the type of opinion rendered for each of the two years ended December 31, 2008 and, whether there were any disagreements and reportable events during the two years ended December 31, 2008 and the subsequent period through the effective cessation date (i.e. dismissal date) of the client-auditor relationship with Ernst & Young LLP.

3.         The amendment should be filed within four days after filing your December 31, 2008 Annual Report on Form 10-K, and should include an updated Exhibit 16 letter from Ernst & Young LLP indicating whether or not they agree with your revised disclosures.

Response.    We appreciate the instructions provided regarding future filing requirements in connection with the dismissal of our auditors and will comply with those requirements.

Acknowledgements

In connection with our response, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Securities and Exchange Commission (the “Commission”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please contact me at my direct line, (832) 353-1030, or Robert Bickmore, Sr. Director - Controller (Chief Accounting Officer), (832)353-1109.

Respectfully,

/s/ Phung Ngo-Burns______
Phung Ngo-Burns
Vice President and Chief Financial Officer
ExpressJet Holdings, Inc.

cc:       Salvatore Badalamenti, ExpressJet Holdings, Inc. Audit Committee Chairman

Attachment

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K/A

CURRENT REPORT Pursuant to Section 13 or 15(d) The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 4, 2008

EXPRESSJET HOLDINGS, INC. (Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-31300 (Commission File Number)	76-0517977 (IRS Employer Identification No.)

700 North Sam Houston Parkway West, Suite 200 Houston, Texas (Address of principal executive offices)		77067 (Zip Code)

832-353-1000 (Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

		This 8-K/A is being filed to provide the letter from our auditors indicating their agreement with the information we provided in our original 8-K.
Item	4.01	Change in Registrant’s Certifying Accountant.

On November 4, 2008, the Audit Committee of the Board of Directors of ExpressJet Holdings, Inc. (the “Company”) gave notice to Ernst & Young LLP (“Ernst & Young”) that they will be dismissed as the Company’s independent registered public accounting firm. Ernst & Young LLP has been engaged as our independent registered public accounting firm through the fiscal year ending December 31, 2008 and will be dismissed effective with their completion of the audit of the December 31, 2008 annual financial statements. The reports of Ernst & Young on the financial statements of the Company for the years ended December 31, 2007 and 2006 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years and subsequent interim period through the date of this filing, there have been no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young would have caused it to make reference to the subject matter of such disagreements in their reports on the financial statements for such years.    Further, there have been no reportable events as defined under Item 304 of Regulation S-K.

The Company provided Ernst & Young with a copy of this Current Report of Form 8-K and requested that Ernst & Young furnish the Company with a letter addressed to the Securities Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree.   The Company will promptly file this letter when it is received.  A copy of Ernst & Young’s letter indicating agreement with the above statements is attached as Exhibit 16.1 hereto.

Item	9.01	Financial Statements and Exhibits
	(d)	Exhibits
		16.1 Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated November 19, 2008

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC. (Registrant)
Date: November 19, 2008	/s/ Phung Ngo-Burns
Phung Ngo-Burns Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated November 19, 2008